UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: July and August 2007

Commission File Number: 000-29208

ARRIS RESOURCES INC.

(Translation of registrant's name into English)

1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  x  ] Form 20-F   [        ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [        ] No [ x ]

EXHIBITS

99.1

Management information circular – May 15, 2007

99.2

Form of Proxy – May 15, 2007

99.3

Interim financial statements – May 30, 2007

99.4

Material change report – July 18, 2007

99.5

News release – August 1, 2007

99.6

Material change report – August 1, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

Date: August 15, 2007	By:	“Curt Huber”
Curt Huber
Title: President

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